 SCHEDULE 13D

 (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC  20549

Under the Securities Exchange Act of 1934
(Amendment No.           )*

                                                HOME SOLUTIONS OF AMERICA, INC.
(Name of Issuer)

                                                  Common Stock, par value $.001 per share
(Title of Class of Securities)

                                                                      437355 10 0
(CUSIP Number)

J. Paul Caver, Esq.
2724 Routh Street
Dallas, Texas 75201
                                                                 (214) 468-8868
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                                                 March 31, 2005
(Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437355 10 0	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Leeber, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,682,709
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,682,709
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,682,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON* IN

2

Item 1.            Security and Issuer

            The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Home Solutions of America, Inc., a Delaware corporation (the "Company").  The Company's principal executive offices are located at 5565 Red Bird Center Drive, Suite 150, Dallas, Texas 75237.

Item 2.            Identity and Background

(a)        This statement on Schedule 13D is being filed by Anthony Leeber, Jr. ("Mr. Leeber");

(b)        The business address of Mr. Leeber is c/o Cornerstone Building and Remodeling, Inc., 5642 Enterprise Parkway, Fort Myers, FL 33905;

(c)        Mr. Leeber is the President of Cornerstone Building and Remodeling, Inc. ("Cornerstone");

(d)        Mr. Leeber has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)        Mr. Leeber has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)         Mr. Leeber is a U.S. citizen.

Item 3.            Source and Amount of Funds or Other Consideration

            On March 31, 2005 (the "Closing Date"), Mr. Leeber acquired 2,470,588 shares of Common Stock (the "Shares") from the Company, in connection with the closing of that certain Plan of Reorganization and Merger Agreement, dated February 28, 2005, as amended on March 30, 2005 (the "Merger Agreement"), by and among Mr. Leeber, the Company, and certain other parties.  Mr. Leeber acquired the Shares, along with certain other consideration, including a promissory note for $2,000,000 issued by a subsidiary of the Company (the "Note"), in exchange for his equity interest in Cornerstone.  Mr. Leeber has to the right to receive 1,212,121 additional shares of Common Stock (the "Conversion Shares") if he converts the Note, based on a conversion price of $1.65 per share.  Therefore, Mr. Leeber has reported beneficial ownership of 3,682,709 shares of Common Stock (the sum of the Shares and the Conversion Shares) in this Schedule 13D.  Mr. Leeber received certain registration rights from the Company for the Shares.

Item 4.            Purpose of Transaction

            Mr. Leeber acquired the Shares for investment purposes.  Mr. Leeber may acquire additional shares of Common Stock pursuant to the conversion of the Note or under an earn-out formula in the Merger Agreement, if the Company chose to pay any applicable earn-out payments owed to Mr. Leeber in shares of Common Stock rather than cash.  Otherwise, Mr. Leeber has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item.  Any decision by Mr. Leeber in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5.            Interest in Securities

(a)        As of the date hereof, Mr. Leeber beneficially owns 3,682,709 shares of the Company's Common Stock. The 3,682,709 shares owned by Mr. Leeber represented 16.7% of the 22,050,494 shares of Common Stock that the Company had outstanding as of the date hereof (including the Conversion Shares as if the Note were converted on the date hereof), as represented to Mr. Leeber by certain officers of the Company;

3

(b)                Number of shares as to which Mr. Leeber has:

sole power to vote or direct the vote:	3,682,709
shared power to vote or direct the vote:	0
sole power to dispose or direct the disposition:	3,682,709
shared power to dispose or direct the disposition:	0

(c)        Other than the transactions set forth herein, Mr. Leeber has not engaged in any transactions in the Common Stock within the past 60 days;

(d)        Not applicable;

(e)        Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            None.

Item 7.            Material to be filed as Exhibits

None.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: April 7, 2005                                            /s/   Anthony Leeber, Jr.
             Anthony Leeber, Jr.

4